July 16, 2018

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B. Riley Diversified Equity Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) that you provided on June 21, 2018. The comments addressed Post-Effective Amendment (“PEA”) No. 297 to the Fund’s registration statement, which was filed on May 15, 2018 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 297 was filed to add Class C shares to the Fund’s registration statement. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General
1.	Comment: Please update in the EDGAR system the Fund’s series and class identifiers for the Class C.

Response: The Trust will update the identifiers.

Prospectus
2.
Comment: The second paragraph in under the Principal Investment Strategies section on page 3 states that “[t]he Adviser constructs the Fund’s portfolio with securities that it deems have the highest probability of appreciating.” Please provide more detail on how the Adviser determines which securities have the highest probability of appreciation.

Response: The Trust has revised the disclosure to address your comment.

3.
Comment: In the second paragraph in under the Principal Investment Strategies section on page 3, states that “[t]he Adviser may also obtain (and utilize) from the Research Group additional analyses and recommendations about the securities on the Buy List and in the “top picks” that is not made available to clients of the Research Group.” (Emphasis added.) Please provide more detail on the additional analyses that the Adviser receives from the Research Group.

Response: The Trust has revised the disclosure to address your comment.
BO JAMES HOWELL • PARTNER

6224 Turpin Hills Drive • Cincinnati, OH 45224 • p: 509.279.8202
Practus, LLP • Bo.Howell@Practus.com • Practus.com

Ms. Allison White
U.S. Securities and Exchange Commission
July 16, 2018

4.
Comment: Under the Principal Risks section on page 4, the Fund lists Sector Risk as a principal risk. Given that the Fund had over 19% of its assets allocated to the Technology and Hardware industry and 16.7% of its assets allocated to the Internet Software and Services industry, please consider whether the strategy and risk disclosure should specifically address the Information Technology sector.

Response: The Trust has determined that no revisions to the disclosure are warranted at this time.

5.
Comment: Under the Principal Risks section on page 4, the Fund lists Rebalancing Risk as a principal risk. Please provide disclosure in the Principal Investment Strategies section that relates to this risk.

Response: The Trust has revised the disclosure to address your comment.

6.
Comment: Under the section How to Sell Shares on page 15 of the prospectus, please consider disclosing under the Redemptions in Kind (“RIK”) subsection the methodology for the selection of which securities will be used as in kind payment. In particular, discuss whether the Fund uses a pro-rata method based on its portfolio or baskets of representative securities or whether the Fund uses a hierarchy of individual securities, and whether the Fund would be limited in its ability to redeem its shares in kind. In responding to this comment, please consider page 294 of the Investment Company Liquidity Risk Management Programs rule, Release No. IC-32315.

Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Information

7.
Comment: Under the Portfolio Managers – Compensation section on page 12, the disclosure states that the portfolio managers may receive a bonus that is based on the performance of the Fund. Please provide the information requested in Item 20(b) of Form N-1A regarding how the performance bonus is determined.

Response: The Trust has revised the disclosure to address your comment.

8.
Comment: For the Distribution – Plan of Distribution section on page 23, Item 19(g)(2) of Form N-1A requires information on the relationship between the amount paid to the distributor and the amount it incurs. Please disclose whether the Plan of Distribution is a compensatory or reimbursement type.

Response: The Trust has revised the disclosure to address your comment.

*	*	*

Ms. Allison White
U.S. Securities and Exchange Commission
July 16, 2018

Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo J. Howell

Bo J. Howell

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